UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49890

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MTC Technologies, Inc. Master Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MTC Technologies, Inc.

4032 Linden Avenue

Dayton, OH 45432

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

MTC Technologies, Inc. Master Savings Plan

We have audited the accompanying statements of net assets available for benefits of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Year) as of December 31, 2004, and Schedule of Delinquent Participant Contributions, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dayton, OH

July 11, 2005

MTC TECHNOLOGIES, INC.

MASTER SAVINGS PLAN

STATEMENTS OF NET ASSETS

AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:

CASH	$—	$3,455

INVESTMENTS, at fair value:

Money market funds		6,263,337
Collective funds	9,198,024	2,013,688
Pooled separate accounts	41,959,370	—
Company sponsored stock	125,781	—
Mutual funds	—	26,395,880

	51,283,175	34,672,905

LOANS RECEIVABLE FROM PARTICIPANTS	635,903	434,281

CONTRIBUTIONS RECEIVABLE:
Employer	117,524	157,576
Employee	271,684	424,887

	389,208	582,463

NET ASSETS AVAILABLE FOR BENEFITS	$52,308,286	$35,693,104

The accompanying notes are an integral part of these financial statements.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

PLAN YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$5,138,612
Interest and dividend income	31,504

NET INVESTMENT GAIN	5,170,116

CONTRIBUTIONS:
Employer	2,239,761
Participants	6,446,959
Rollovers	384,631

TOTAL CONTRIBUTIONS	9,071,351

TRANSFERRED ASSETS	9,807,177

TOTAL ADDITIONS	24,048,644

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	7,378,349
Corrective distributions	32,284
Administrative expenses	22,829

TOTAL DEDUCTIONS	7,433,462

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	16,615,182

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	35,693,104

End of year	$52,308,286

The accompanying notes are an integral part of these financial statements.

MTC TECHNOLOGIES, INC.

MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE A - DESCRIPTION OF PLAN

The following description of the MTC Technologies, Inc. (the Company) Master Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(K) plan covering all U.S. employees of the Company. Participants may enter the Plan as of the first day of the month following date of hire. The Plan administrator controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2004 the Plan changed its trustee and custodian to the Principal Financial Group who is responsible for investments and administration.

Contributions – Each year, participants of the Plan can contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans as well as after-tax contributions. The Company makes a matching contribution of 50% of the first 10% of compensation that a participant contributes to the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts, a stable value fund, and Company stock as investment options for participants. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts – The Plan requires that a separate record or account be maintained for each employee in the Plan. Each participant’s account is credited with participant’s contributions, the Company’s matching contributions, the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service. Participants are credited with a year of service for any plan year in which the participant works at least 1,000 hours. A participant is 100 percent vested after five years of credited service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at fixed rates used by commercial lending institutions on the date the loan application is received. Principal and interest is paid ratably through payroll deductions. At December 31, 2004 and 2003, there were $635,903 and $434,281 of loans outstanding, respectively.

Payment of Benefits - Upon termination of service for death, disability or retirement, a participant will be 100% vested and may receive the balance as a lump-sum distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or delay withdrawal until a future date.

Corrective distributions of $32,284 and $93,511 for the plan years ended December 31, 2004 and 2003, respectively, are payments made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination of the Plan for the prior year.

Forfeited Accounts – At December 31, 2004 and 2003, unallocated non-vested accounts totaled $65,186 and $70,477 respectively. Amounts forfeited by terminated participants are used to reduce employer contributions. In 2004 and 2003, the employer contributions were reduced by $217,869 and $314,250, respectively, of unallocated forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements were prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays certain administrative expenses of the Plan.

NOTE C - INVESTMENTS

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2004, and net appreciation in fair value of investments and dividends and interest for the year ended December 31, 2004, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Principal Financial Group (Principal), the trustee.

Investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2004	2003
Principal Stable Value Fund	$9,198,024	$—
Principal Bond and Mortgage Separate Account	4,007,576	—
Principal Partners Large-Cap Blend Separate Account	10,805,341	—
Principal Partners Large-Cap Value Separate Account	4,936,058	—
Principal Medium Company Blend Separate Account	5,376,721	—
Principal Partners Small-Cap Blend Separate Account	4,227,901	—
Principal International II Separate Account	6,850,799	—
AXP Cash Management Fund	—	6,263,337
AXP New Dimensions Fund	—	10,824,597
AXP Selective Fund	—	2,910,260
Janus Worldwide Fund	—	3,022,514
Emerging Growth Fund	—	2,480,662
Invesco Dynamics Fund	—	1,774,155

	$45,402,420	$27,275,525

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will receive 100 percent of the balance in their accounts. The assets of the Plan will be distributed to the participants after payment of any expenses properly related to the Plan are paid.

NOTE E - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt.

NOTE F – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G – TRANSFERRED ASSETS

The assets of three other retirement plans were transferred into the Plan during 2004. This was due to the merging of the retirement plans of MTC Technologies, Inc.’s newly acquired companies. Amcomp Corp transferred $2,682,749 (including $34,856 of loan principal) of plan assets to the Plan. International Consultants, Inc. transferred $3,259,346 (including $75,637 of loan principal) of plan assets to the Plan. Vitronics, Inc. transferred $3,865,082 (including $64,946 of loan principal) of plan assets to the Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to Form 5500 at December 31, 2004:

Contributions per the financial statements	$9,071,351
Add - Contribution receivable per financial statements at December 31, 2003 not shown on 5500 as a receivable	297,502

Contributions per the Form 5500	$9,368,853

NOTE I - SUBSEQUENT EVENT

Effective January 1, 2005, the Plan merged with another plan offered by the sponsor. The assets in the amount of $6,785,622 were transferred to the Plan on January 13, 2005. This decision is made in an effort to simplify the administration of the plan.

MTC TECHNOLOGIES, INC.

MASTER SAVINGS PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2004

Plan Sponsor EIN: 31-1150875

Plan Number: 001

PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTION
$11,721	$11,721

MTC TECHNOLOGIES, INC.

MASTER SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Plan Sponsor EIN: 31-1150875

Plan Number: 001

IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY(1)	DESCRIPTION OF INVESTMENT	CURRENT VALUE (2)
Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	$4,007,576
Principal Life Insurance Company	Principal Partners Large-Cap Stock Index Separate Account	2,197,806
Principal Life Insurance Company	Principal Lifetime Strategy Income Separate Account	183,265
Principal Life Insurance Company	Principal Lifetime 2010 Separate Account	75,093
Principal Life Insurance Company	Principal Lifetime 2020 Separate Account	13,524
Principal Life Insurance Company	Principal Lifetime 2030 Separate Account	10,964
Principal Life Insurance Company	Principal Lifetime 2040 Separate Account	56
Principal Life Insurance Company	Principal Lifetime 2050 Separate Account	695
Principal Life Insurance Company	Principal Partners Large-Cap Blend Separate Account	10,805,341
Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	4,936,058
Principal Life Insurance Company	Principal U.S. Property Separate Account	724,789
Principal Life Insurance Company	Principal Medium Company Blend Separate Account	5,376,721
Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	2,548,782
Principal Life Insurance Company	Principal Partners Small-Cap Blend Separate Account	4,227,901
Principal Life Insurance Company	Principal International II Separate Account	6,850,799
Gartmore Trust Company	Principal Stable Value Fund	9,198,024
Principal Life Insurance Company	MTC Technologies, Inc. Common Stock	125,781
Participant Loans	Rates range from 4.00% to 10.50%	635,903

Total Assets		$51,919,078

(1)	Represent parties-in-interest to the plan.
(2)	Cost information is not included as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MTC Technologies, Inc. Master Savings Plan

Date: July 14, 2005	/s/ Joan VanZant
Joan VanZant
Manager, Human Resources
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm